



12012815

~~AMISSION~~
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 _____ AND ENDING 12/31/2011

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1230 Main Street

(No. and Street)

Columbia   **SC**   **29201**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires   803 931 1693

                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name - if individual, state last, first, middle name)

225 Peachtree St NE Suite 600 Atlanta   **GA**   **30303-1728**

(Address)   (City)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2012
REGISTRATIONS BRANCH
03

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Sharon W Bryant _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ First Citizens Securities Corp _____ , as of _____ December 31 _____ , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)



DIXON HUGHES GOODMANLLP
Certified Public Accountants and Advisors

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

First Citizens Securities Corporation

TABLE OF CONTENTS



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

To the Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 24, 2012

1

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash (Note 5)	$ 5,056,639	$ 5,181,009
Investment securities available-for-sale, at fair value (Note 3)	2,206,192	594,072
Furniture and equipment, net (Note 4)	25,124	24,654
Prepaid expenses	100,985	25,861
Commissions receivable	60,691	26,493
Other assets	7,885	1,283
Total assets	7,457,516	5,853,372
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 5)	833,880	735,298
Accrued compensation expense	497,309	320,776
Total liabilities	1,331,189	1,056,074
Stockholder's equity (Note 9):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	5,380,634	4,044,797
Accumulated other comprehensive (loss) income, net of deferred taxes of ($2,449) at December 31, 2011 and $1,347 at December 31, 2010	(4,307)	2,501
Total stockholder's equity	6,126,327	4,797,298
Total liabilities and stockholder's equity	$ 7,457,516	$ 5,853,372

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the years ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Commissions	$ 8,022,763	$ 7,176,632
Gain on sale of investments	1,268	--
Other income	79,724	18,797
Total revenues	8,103,755	7,195,429
EXPENSES		
Employee compensation and benefits (Note 7)	4,877,305	4,245,272
Brokerage fees	557,601	460,181
Fees paid to Related Parties (Note 5)	156,291	156,291
Professional fees	42,597	87,164
Printing and office supplies	16,742	27,906
Depreciation expense	10,719	10,115
Furniture and equipment expense	13,305	11,918
Other expenses	298,675	272,784
Total expenses	5,973,235	5,271,631
Income before income taxes	2,130,520	1,923,798
Income tax expense (Note 6)	(794,683)	(717,577)
Net income	$ 1,335,837	$ 1,206,221

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2011 and 2010

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance at December 31, 2009	1	$ 100	$ 749,900	$ 2,838,576	$ —	$ 3,588,576
Net income	—	—	—	1,206,221	—	1,206,221
Change in net unrealized gains (losses) on investment securities available-for-sale, net of taxes of $1,347	—	—	—	—	2,501	2,501
Balance at December 31, 2010	1	$ 100	$ 749,900	$ 4,044,797	$ 2,501	$ 4,797,298
Net income	—	—	—	1,335,837	—	1,335,837
Change in net unrealized gains (losses) on investment securities available-for-sale, net of taxes of $3,342	—	—	—	—	(5,994)	(5,994)
Reclassification adjustment for gains on investment securities available-for-sale included in net income, net of taxes of $454	—	—	—	—	(814)	(814)
Balance at December 31, 2011	1	$ 100	$ 749,900	$ 5,380,634	$ (4,307)	$ 6,126,327

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,335,837	$ 1,206,221
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,719	10,115
Net amortization of premiums and discounts on investment securities	1,445	1,802
Gain on sale of investment securities available-for-sale	(1,268)	--
Increase in prepaid expenses	(75,124)	(773)
Increase in commissions receivable	(34,198)	(13,386)
(Decrease) increase in other assets	(2,806)	2,603
Net change in due to Related Parties	98,582	40,615
Increase in accrued compensation expense	176,533	85,341
(Decrease) in other liabilities	--	(31,044)
Net cash provided by operating activities	1,509,720	1,301,494
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(11,189)	(12,408)
Purchase of investment securities available-for-sale	(2,660,997)	(1,092,026)
Proceeds from maturities of investment securities available-for-sale	1,000,000	500,000
Proceeds from sales of investment securities available-for-sale	38,096	--
Net cash used by investing activities	(1,634,090)	(604,434)
(Decrease) increase in cash	(124,370)	697,060
Cash at beginning of year	5,181,009	4,483,949
Cash at end of year	$ 5,056,639	$ 5,181,009

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Notes to Financial Statements
December 31, 2011

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman is a director of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) **Investments**
Investments are classified as available-for-sale and are accounted for at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of deferred taxes, are presented as a separate component of stockholder's equity in accumulated other comprehensive income. The cost of securities sold is specifically identified for use in calculating realized gains and losses.

(b) **Furniture and Equipment**
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(c) **Income Taxes**
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(d) **Commission Revenue**
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) **Use of Estimates in Preparation of Financial Statements**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The cost and the estimated fair value of investment securities available-for-sale at December 31 along with gross unrealized gains and losses determined on an individual security basis are presented below.

Available-for-sale at December 31, 2011:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 2,008,998	$ 852	$ 620	$ 2,009,230
Other	203,950	1,257	8,245	196,962
Total	$ 2,212,948	$ 2,109	$ 8,865	$ 2,206,192

Available-for-sale at December 31, 2010:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries	$ 500,446	$ 79	$ —	$ 500,525
Other	89,778	3,825	56	93,547
Total	$ 590,224	$ 3,904	$ 56	$ 594,072

At December 31, 2011, the Company had one investment having a continuous unrealized loss position for more than 12 months. The fair value of this investment at December 31, 2011 was $14,243 with an unrealized loss of $233. At December 31, 2010, the fair value of this same investment was $14,420 with an unrealized loss of $56. The Company has continued its ongoing monitoring process to review its investments portfolio to ensure that investments which may be other-than-temporarily impaired are identified on a timely basis.

Proceeds from the sale of available-for-sale investments were $38,096 in 2011. Gross realized gains were $1,268 in 2011. There were no sales of available-for-sale investments in 2010.

The following table provides maturity information for investment securities at December 31, 2011.

Years to maturity	Cost	Estimated Fair Value
Due in 1 year or less	$ 1,003,053	$ 1,002,926
Due after 1 year through 5 years	1,209,895	1,203,266
Due over 5 years	—	—
	$ 2,212,948	$ 2,206,192

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2011	2010
Furniture and equipment	$ 78,935	$ 67,746
Less: Accumulated depreciation	(53,811)	(43,092)
Total premises and equipment	$ 25,124	$ 24,654

Provisions for depreciation were $10,719 and $10,115 for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2011 and 2010, the Company had $778,640 and $603,716, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2011 and 2010, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 6 – INCOME TAXES

The components of income tax expense are as follows:

	2011	2010
Current:		
Federal	$ (745,681)	$ (673,217)
State	(49,002)	(44,360)
	$ (794,683)	$ (717,577)

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	2011	2010
Income tax expense at federal rate	$ (745,681)	$ (673,329)
State taxes (net of federal benefit)	(49,002)	(44,248)
	$ (794,683)	$ (717,577)

Deferred taxes associated with unrealized gains on investment securities available-for-sale reflected in Accumulated Other Comprehensive Income were $2,449 as of December 31, 2011 and $1,347 as of December 31, 2010.

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. For the years ended December 31, 2011 and 2010, pension expense of $12,431 and $3,766 was allocated, respectively, to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan and an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and received benefits beginning January 1, 2008 (the "Plans"), covering substantially all full-time employees, including the employees of the Company. The Plans permit eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2011 and 2010, the Company made matching contributions of approximately $169,183 and $157,740, respectively, to the Plans. The Plans are available for employees after completion of thirty-one days of consecutive service.

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management. The fair value of investment securities is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of discounted cash flow models and similar techniques.

Among the Company's assets and liabilities, investment securities available for sale are reported at their fair values on a recurring basis.

For assets carried at fair value, the following table provides fair value information as of December 31, 2011:

	Fair Value at December 31, 2011	Fair value measurements at December 31, 2011		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$2,009,230	$2,009,230	$ —	$ —
Other	196,962	—	196,962	—
Total investment securities available-for-sale	$2,206,192	$2,009,230	$196,962	$ —

For assets carried at fair value, the following table provides fair value information as of December 31, 2010:

	Fair Value at December 31, 2010	Fair value measurements at December 31, 2010		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries	$ 500,525	$ 500,525	$ —	$—
Other	93,547	—	93,547	—
Total investment securities available-for-sale	$ 594,072	$ 500,525	$ 93,547	$—

NOTE 9 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital as defined of $5,584,044; the Company's aggregate indebtedness to net capital ratio was .24 to 1.

At December 31, 2010, the Company had net capital as defined of $4,546,857; the Company's aggregate indebtedness to net capital ratio was .23 to 1.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2012, the date these financial statements were issued, and there were no significant subsequent events to disclose or recognize.

SUPPLEMENTAL SCHEDULES

(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2011

	2011
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 1,331,189
NET CAPITAL	
Total stockholder's equity	6,126,327
Less nonallowable assets:	
Prepaid expenses	100,985
Excess cash deposit with the Parent bank	318,609
Other assets	93,700
Net capital before haircuts	5,613,033
Haircut adjustment	(28,989)
Net capital	5,584,044
Capital requirement	90,763
Net capital excess	$ 5,493,281
Ratio – aggregate indebtedness to net capital	.24 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2011.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS SECURITIES CORPORATION   Schedule 2
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $-0- at December 31, 2011.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2011.

See the accompanying Independent Auditors' Report.



DIXON HUGHES GOODMAN LLP

Certified Public Accountants and Advisors

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

February 24, 2012

To the Board of Directors and Management
First Citizens Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Citizens Securities Corporation (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

13

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7T)



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

**Independent Auditors' Report on Applying Agreed
Upon Procedures Related to SIPC Assessment
Reconciliation Required by SEC Rule 17a-5(e)(4)**

To the Board of Directors
First Citizens Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Citizens Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include the FOCUS reports and the commission payout schedules, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 24, 2012

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First Citizens
Securities

Dixon Hughes Goodman LLP
6525 Morrison Boulevard, Suite 500
Charlotte, North Carolina 28211

February 24, 2012

We are providing this letter in connection with your audits of the balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bancorporation, Inc.) (the Company), as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations, and its cash flows in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject. In addition, the financial statement schedules required to be filed by the Company present fairly, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

2. We have made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. All significant board and committee actions are included in the summaries.

    c. All regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies, including communications about supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions.

3. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

4. There have been no:

    a. Instances of fraud[1], whether or not material, involving management or other employees who have a significant role in internal control over financial reporting.

    b. Instances of fraud involving others that could have a material effect on the financial statements.

    c. Allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

    d. Communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

    e. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    f. Illegal acts brought to our attention.

    g. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed.

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[1] We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

      h.   Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

      i.   Changes in accounting principles.

      j.   Material adjustments, including changes in classification, to previously issued financial statements.

5.   There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information[2].

6.   The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

7.   The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral or deposited in escrow as security except as made known to you and disclosed in the financial statements.

8.   The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

9.   The classification of securities between held-to-maturity, available-for-sale, or trading categories accurately reflects management's ability and intent. In addition, we have determined whether investments, including cost method investments, are impaired. For investments that are impaired, we have evaluated whether the impairment is other than temporary. For debt securities that are impaired, we have evaluated whether we intend to sell the security and, if we do not intend to sell, whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. We have also evaluated whether we expect to recover the entire amortized cost basis of the debt security, including comparing the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. Other-than-temporary declines in the value of securities have been properly recognized in the financial information.

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[2] A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

10. Significant estimates that may be subject to a material change in the near term have been properly disclosed in the financial statements. We understand that "near term" means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

12. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

   a. Extent, nature, and terms of financial instruments with off-balance-sheet risk.

   b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments.

   c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

   d. The common activity, region, or characteristic that identifies the concentration.

   e. The maximum loss that could result if the counterparties completely failed to perform their obligations and any collateral for the amounts due were worthless.

   f. The Company's policy of requiring collateral to minimize the risk, the nature of this collateral, and information about the Company's access to the collateral.

13. The methodology for determining fair value disclosures is based on reasonable assumptions.

14. The following have been properly recorded or disclosed in the financial statements:

a. Related party[3] transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Agreements to repurchase assets previously sold, including sales with recourse.

c. Commitments to purchase or sell securities, including commitments to purchase or sell securities under forward-placement, financial futures contracts and standby commitments.

d. Liabilities or gain or loss contingencies and guarantees that are required to be accrued or disclosed.

e. Losses, costs, or expenses that may be incurred on securities, loans, receivables, leases, and contracts.

f. Losses from transactions related to off-balance-sheet financial instruments.

g. Significant common ownership or management control relationships requiring disclosure.

h. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

i. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

15. Customers' debit balances, brokers debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

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[3] We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its managements; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might by prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

16. The calculations of current and deferred tax expense (benefit) and related current and deferred tax assets and liabilities have been determined based on appropriate provisions of applicable enacted tax laws and regulations.

17. The Company has properly analyzed and recorded its tax positions.

18. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

19. There are no material weaknesses or inadequacies at December 31, 2011, or during the period January 1, 2012, to February 24, 2012, in internal control and control activities for the practices and procedures followed –

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

20. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the following provisions under Rule 15(c)-3:

    a. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    b. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

21. Net capital computations, prepared by the Company during the period from January 1, 2012 through February 24, 2012, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

22. The General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011 was accurately prepared.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, including fair value measurements and disclosures, or significantly affect the Company's compliance with the exemption conditions of Rule 15(c)-3.

Very truly yours,

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First Citizens Securities Corporation

Sharon Bryant
President

John Suger
Director of Sales

Robert Spires
Chief Compliance Officer, Director of Operations



First Citizens
Securities

Dixon Hughes Goodman LLP
6525 Morrison Boulevard, Suite 500
Charlotte, North Carolina

February 24, 2012

We are providing this letter in connection with your engagement to apply agreed-upon procedures in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 (the "1934 Act"), with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist the Company and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) .

2) As of December 31, 2011 , the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011 is presented in accordance with Rule 17a-5(e)(4).

3) We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.

4) We have disclosed to you all known matters contradicting the accuracy of the prepared General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011.

5) There have been no communications from regulatory agencies, internal auditors, and other independent practitioners or consultants relating to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, including communications received between January 1, 2012 and February 24, 2012.

6) We have made available to you all information that we believe is relevant to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011.

7) We have responded fully to all inquiries made to us by you during the engagement.

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8) No events have occurred subsequent to December 31, 2011 that would require adjustment to or modification of General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011.

9) Your report is intended solely for the information and use of the board of directors and management, the SEC, FINRA, and SIPC, and is not intended to be and should not be used by anyone other than those specified parties.

Very truly yours,

First Citizens Securities Corporation

Sharon Bryant
President

John Suger
Director of Sales

Robert Spires
Chief Compliance Officer, Director of Operations